Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2003	2002

Income from continuing operations before income taxes	$205	$657

Adjustments:
Loss from equity investee	2	1

Income from continuing operations before income taxes, as adjusted	$207	$658

Fixed charges included in income:

Interest expense	$56	$61
Interest portion of rental expense	27	29

	83	90

Interest credited to contractholders	507	528

	$590	$618

Income available for fixed charges (including interest
credited to contractholders)	$797	$1,276

Income available for fixed charges (excluding interest
credited to contractholders)	$290	$748

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	1.4	2.1

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	3.5	8.3